[FENWICK & WEST LLP LETTERHEAD]

February 18, 2014

JEFFREY R. VETTER, ESQ.		EMAIL JVETTER@FENWICK.COM DIRECT DIAL (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Patrick Gilmore, Accounting Branch Chief
Gabriel Eckstein, Staff Attorney
David Edgar, Staff Accountant

Re:	King Digital Entertainment plc
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted November 21, 2013
CIK No. 0001580732

Ladies and Gentlemen:

On behalf of King Digital Entertainment plc (“King” or the “Company”), we are filing this letter together with the Registration Statement on Form F-1 (CIK No. 0001580732), which was initially submitted on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on July 16, 2013 and amended by subsequent draft registration statements on August 23, 2013, September 20, 2013 and November 21, 2013 (the “Registration Statement”). In this letter, we respond to comments from the Commission’s staff (the “Staff”) contained in the Staff’s letter dated December 12, 2013 (the “Staff’s Letter”) with respect to confidential draft no. 4 of the Registration Statement submitted to the Commission on November 21, 2013. The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and the Staff’s comments are presented in bold italics. For the convenience of the Staff, we will send, by overnight courier, copies of this letter and copies of the Registration Statement in paper format, marked to show changes from the Registration Statement as previously confidentially submitted. The Registration Statement includes updates that are responsive to the comments raised in the Staff’s Letter as well as certain other disclosure updates, including the addition of financial statements for the fiscal year ended December 31, 2013.

Securities and Exchange Commission

February 18, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2010, 2011 and 2012

Revenue, page 62

1.	We note your response to prior comment 3 where you indicate that revenue by mobile platform provider would not be material disclosure for investors. Please tell us whether the contractual percentage you receive from each mobile platform provider for items purchased by end users is the same. To the extent that the fees you receive vary, we continue to believe that revenue by mobile platform provider would be meaningful disclosure for investors.

The Company advises the Staff that it receives the same contractual percentage from each of the Apple App Store and the Google Play Store, our primary mobile platform providers, and we have no special arrangements with any of these platform providers.

Consolidated Statements of Financial Position, page F-5

2.	We note your subsequent event footnote on page F-54 that you declared and paid a cash dividend subsequent to the balance sheet date. Please revise to include a pro forma balance sheet reflecting the dividend distribution accrual alongside your historical balance sheet. Refer to SAB Topic 1:B.3.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. The Company advises the Staff that the dividend that was declared and paid in October 2013 is reflected in the Company’s financial statements for the year ended December 31, 2013. In addition, in response to the Staff’s comment, the Company has revised its disclosure to include a pro forma balance sheet that reflects a further dividend that was declared and paid subsequent to the balance sheet date in February 2014.

Securities and Exchange Commission

February 18, 2014

Exhibit Index, page II-5

Exhibit 10.17

3.	We note the omission of the exhibits and schedules to this exhibit. Please file a complete copy of this agreement or advise.

In response to the Staff’s comment, the Company has revised Exhibit 10.17 to include the ABL Credit Agreement exhibits and schedules.

Exhibit 10.20

4.	The description of the oral agreement with Apax Partners does not provide additional information to that available in the last paragraph on page 113. Please expand to provide a materially complete description of the rights and responsibilities under this agreement. For guidance, refer to Question 146.04 of Regulation S-K Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised Exhibit 10.20.

*      *      *

Securities and Exchange Commission

February 18, 2014

Should the Staff have additional questions or comments regarding the foregoing responses, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James Evans at (206) 389-4559.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

Hope Cochran, Chief Financial Officer

Robert Miller, Chief Legal Officer

King Digital Entertainment plc

Mark C. Stevens, Esq.

James D. Evans, Esq.

Fenwick & West LLP

Katharine A. Martin, Esq.

Robert Sanchez, Esq.

Michael C. Labriola, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

PricewaterhouseCoopers LLP